Mail Stop 0308

							June 15, 2005



Karen L. Luey
Plan Administrator
The Sharper Image 401(k) Savings Plan
650 Davis Street
San Francisco, CA  94111


	RE:	The Sharper Image 401(k) Savings Plan
		Item 4.01 Form 8-K filed June 6, 2005
            	File No. 33-80504


Dear Ms Luey. :

          We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. You disclose that you had no consultations with BDO Seidman through September 17, 2004; however, you did not engage them until May 31, 2005. Please revise to state that there were no consultations with BDO Seidman through May 31, 2005, if true. See
Item 304(a)(2) of regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



Karen Luey
The Sharper Image 401(k) Savings Plan
June 15, 2005
Page 2


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to Robert Benton at (202) 551-3804.

							Sincerely,



							Michael Moran
						            Accounting Branch Chief


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